SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           BERGEN BRUNSWIG CORPORATION
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $1.50 PER SHARE
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                         (Title of Class of Securities)

                                    083739102
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                                 (CUSIP Number)

                                ROBERT D. WALTER
                              CARDINAL HEALTH, INC.
                               5555 GLENDON COURT
                               DUBLIN, OHIO 43016
                                 (614) 717-5000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                  DAVID A. KATZ
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                 AUGUST 7, 1998
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 4 Pages

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     CUSIP NO. 083739102               13D              PAGE 2 OF 4 PAGES
-----------------------------                     ------------------------------
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1        NAME OF REPORTING PERSON
         CARDINAL HEALTH, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         31-0958666
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / /
                                                                    (b)  / /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
         WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         OHIO
------------------------------------------- ------------------------------------
                          7         SOLE VOTING POWER
         NUMBER OF                  -0-
         SHARES
                          ------------------------------------------------------
         BENEFICIALLY     8         SHARED VOTING POWER
         OWNED BY                   -0-
         EACH
                          ------------------------------------------------------
         REPORTING        9         SOLE DISPOSITIVE POWER
         PERSON                     -0-
         WITH
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------- ------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (SEE ITEM 5)

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14       TYPE OF PERSON REPORTING*
         HC, CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

          This Amendment No. 1 (final) is filed by Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and amends the Schedule 13D filed on August 29, 1997 by Cardinal (the "Schedule 13D"). This Amendment No. 1 relates to the Class A Common Stock, par value $1.50 per share ("Bergen Common Stock"), of Bergen Brunswig Corporation, a New Jersey corporation ("Bergen"). Capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          On August 7, 1998, Cardinal and Bergen executed the Notice of Mutual Termination (the "Termination Notice"), pursuant to which the Agreement and Plan of Merger, dated as of August 23, 1997, by and among Cardinal, Bruin Merger Corp., a New Jersey corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), and Bergen, as amended by the First Amendment, dated as of March 16, 1998, by and among Cardinal, Subcorp and Bergen (collectively, the "Merger Agreement"), has been terminated. The Merger Agreement was terminated following the decision rendered on July 31, 1998 by the United States District Court for the District of Columbia granting the Federal Trade Commission's request to halt the proposed merger transaction between Cardinal and Bergen. As a result of the termination of the Merger Agreement pursuant to its terms, the Stock Option Agreement and the Support/Voting Agreement have also terminated.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the Termination Notice, the Merger Agreement was terminated, and, as a result thereof, the Stock Option Agreement and the Support/Voting Agreement have also terminated. Therefore, the Filing Person no longer has beneficial ownership of any shares of the Bergen Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Termination Notice, the Merger Agreement was terminated and as a result thereof, the Stock Option Agreement and the Support/Voting Agreement have also terminated.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit 99.1 Notice of Mutual Termination, dated August 7, 1998, between Cardinal Health, Inc. and Bergen Brunswig Corporation .

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                       CARDINAL HEALTH, INC.



                                       By:/s/David Bearman
                                          ------------------------------------
                                          David Bearman
                                          Executive Vice President and
                                            Chief Financial Officer
August 13, 1998

                                  EXHIBIT INDEX


EXHIBIT        DESCRIPTION


99.1 Notice of Mutual Termination, dated August 7, 1998, between Cardinal Health, Inc. and Bergen Brunswig Corporation